July 24, 2006

Peter C. Minshall
Chief Executive Officer
Asset Capital Corporation, Inc.
7315 Wisconsin Avenue, Suite 205 East
Bethesda, MD 20814

> **Re:** **Asset Capital Corporation, Inc.**
> **Registration Statement on Form S-11**
> **Amendment No. 4 filed July 18, 2006**
> **Registration No. 333-129087**

Dear Mr. Minshall:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1.   We note that counsel has carved out "real estate syndication laws of the State of Maryland" in providing its legal opinion. Please advise us as to why this provision has been excluded from the opinion or provide us with an opinion that does not carve this section out.

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Josh Forgione at 202-551-3431 or Steven Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3404 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Greg Cope, Esq.